
March 26, 2015

Mr. Jason Draper
Chief Executive Officer
Broke Out Inc.
83, High Street, Stony Stratford,
Milton Keynes
United Kingdom, MK11 1AT

     Re: **Broke Out Inc.**
              Registration Statement on Form S-1
              Filed February 27, 2015
              File No. 333-202337

Dear Mr. Draper:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover Page

2. Please advise us if you retain the right to extend the offering period beyond 9 months.

Summary, page 4

3. We note the statement on page 4 that Mr. Draper "started the business on December 12, 2013 when he purchased a computer, started working on product designs and the company's website." We also note your website describes the company as "Est 1985." Please advise us of the reason for the apparent inconsistency.

Risk Factors, page 6

4. Mr. Draper and Ms. Burgin appear to reside outside of the United States. Please add a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your two directors, or advise.

Dilution, page 20

5. We note the tables under your Use of Proceeds heading that assume 100%, 75%, 50% and 25% of the offering. Please revise your dilution disclosure to include a table that depicts the dilution to investors under each of these scenarios. Please also be advised that the historical net tangible book value as of December 31, 2014 should exclude any goodwill or other intangible assets, and your net tangible book value after the offering should be based on the net proceeds after deducting the estimated offering expenses of $10,000.

Procedures for Subscribing, page 24

6. We note that there will be a minimum investment amount for a single investor of $300 for 75,000 shares. Please clarify whether you reserve the right to waive the minimum investment requirement or whether subscription for less than the minimum investment will automatically be rejected.

Description of Business, page 27

7. We note the statement on page 28 that "[p]roduction is currently outsourced." Please disclose the parties and terms of the arrangements.

Financial Statements, page 34
Report of Independent Registered Public Accounting Firm, page F-1

8. We note the statement in the audit report that your independent accountant conducted its audits in accordance with auditing standards generally accepted in the United States of America. Please confirm to us that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, if so, please obtain a revised audit report that includes this statement.

Consolidated Statements of Operations, page F-3

9. Based on your current revenue recognition disclosure on page F-7 it appears that you record third party sales on a gross basis and related party sales on a net basis. As such, please revise the cost of goods sold description to clearly identify that this line item only relates to your third party sales in order to provide information to the financial statement reader regarding the different margins realized by the entity.

Notes to Consolidated Financial Statements, page F-6

10. We note that your total assets of $51,847 as of December 31, 2014 include property & equipment, net of $19,602 and intangibles, net of $7,595. Please revise to include footnotes to your financial statements for these two significant assets.

11. Please revise to add a footnote to your financial statements that clearly describes the composition of the cost of goods sold line item reported in your statements of operations. To the extent that your related party revenue is presented net of cost of sales (page F-7), also clarify in your footnote disclosure that the cost of goods sold reported on your income statement does not include the cost of sales that are deducted to arrive at related party revenue.

Note 2 – Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

12. We note the disclosure of your revenue recognition policy for both third party revenue and related party sales. Please expand your disclosures to clearly describe your policy for each revenue source, including your basis for presenting related party revenues on a net versus gross basis to the extent applicable. Also discuss how you considered the revenue recognition criteria in ASC 605-10-S99-1 for each revenue source.

Note 8 – Significant Transactions with Related Parties, page F-9

13. We note your disclosure on page F-10 that you make related party sales through your related party manufacturer, Gone Retro, on its e-commerce site. We further note on page F-7 that the Company does not currently hold any inventory. Please expand your related party disclosures to provide all information required by ASC 850-10-50-1, as related to your related party manufacturer, to include the following information at a minimum:

   a. The nature of the relationship(s) involved with respect to the manufacture of inventory and your purchases of inventory from this related party. Also tell us why you did not hold any inventory at fiscal year-end.

      b. The dollar amounts of transactions and any amounts due from or to this related party.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

14. We note your list of "business goals and milestones" on page 35. Please revise this section to add more detail to your plan of operations over the next 3 months, 6 months, 9 months and 12 months. Your revisions should clarify the priority in which you will seek to accomplish each milestone.

15. Please revise to clearly explain the relevant operations where you reference "our printing business" on page 35.

Certain Relationships, page 45

16. Please revise to identify and address the terms of the various agreements, understandings or arrangements through which Gone Retro or other affiliates provide services, clothing or other items for your business. For example, it appears you and Gone Retro share an office. It also appears that Gone Retro sources or manufactures non-"retro" clothing for you to sell. Please revise accordingly.

Exhibits

17. It appears you will be using a subscription agreement in this offering. Please file a form of the agreement as an exhibit to the registration statement with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Scott Doney, Esq.
       The Doney Law Firm